Exhibit 4.1

Number	141,960 Preferred Units

THE UNITS EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO THE RESTRICTIONS ON ASSIGNMENT AND TRANSFER SET FORTH IN THE OPERATING AGREEMENT OF STEWART & STEVENSON LLC.  IN ADDITION, THE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAW AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNTIL REGISTERED OR UNTIL THE BOARD HAS RECEIVED AN OPINION OF LEGAL COUNSEL, OR OTHER ASSURANCES SATISFACTORY TO THE BOARD, THAT A UNIT MAY LEGALLY BE SOLD OR OTHERWISE TRANSFERRED WITHOUT REGISTRATION.

STEWART & STEVENSON LLC

(A LIMITED LIABILITY COMPANY ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE)

PREFERRED UNIT CERTIFICATE

This Certifies that EC Investments International S.a.r.l. is the registered owner of Adjustable Rate Non-Cumulative Perpetual Preferred Units representing a capital contribution of $141,960,000.00 and having the rights and preferences described herein.

In Witness Whereof, the Stewart & Stevenson LLC has caused this Certificate to be executed by its duly authorized officers this 27th day of March, 2013.

And its Limited Liability Company seal to be hereunto affixed.

Chief Financial Officer	Chairman

Part 1.           Designation and Number of Units. The Preferred Units represented hereby are designated as the “Adjustable Rate Non-Cumulative Perpetual Preferred Units” (the “Designated Preferred Units”). The authorized number of Designated Preferred Units shall be 141,960.

Part 2.           General Matters. Each of the Designated Preferred Units shall be identical in all respects to every other of the Designated Preferred Units. The Designated Preferred Units shall be perpetual.  The Designated Preferred Units shall rank senior to Common Units with respect to the payment of distributions and the distribution of assets in the event of any dissolution, liquidation or winding up of the Company.

Part 3.           Definitions. The following terms are used herein as defined below:

(a)           “Applicable Distribution Rate” means the greater of (i) the Prime Rate plus 250 basis points (2 -½ %) and (ii) 6% per annum.

(b)           “Board Resolutions” means the resolutions of the Board of Directors of the Company creating the Designated Preferred Units, as amended from time to time.

(c)           “Business Combination” means a merger, consolidation, statutory exchange or similar transaction that requires the approval of the Company’s unitholders.

(d)           “Business Day” means any day except Saturday, Sunday or any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

(e)           “Common Units” means the common units of the Company, currently consisting of Common Units, Common A Units and Common B Units.

(f)            “Distribution Payment Date” means August 1 and February 1 of each year, beginning August 1, 2013.

(g)           “Distribution Period” has the meaning set forth in Part 4(a).

(h)           “Distribution Record Date” has the meaning set forth in Part 4(a).

(i)            “EBITDA” means, for any period, net income plus the sum of interest, income tax, and depreciation and amortization expense.

(j)            “Liquidation Amount” means $1,000 per Designated Preferred Unit.

(k)           “Liquidation Preference” has the meaning set forth in Part 5(a).

(l)            “Operating Agreement” means the Company’s Restated Operating Agreement, as amended.

(m)          “Original Issue Date” means the date on which Designated Preferred Units are first issued.

(n)           “Preferred Units” means any and all series of preferred units of the Company, including the Designated Preferred Units.

(o)           “Prime Rate” means the “Prime Rate” as published in The Wall Street Journal, or if not so published, as announced by J. P. Morgan Chase Bank N.A., on the relevant Distribution Record Date.

(p)           “Units” means the Common Units and the Designated Preferred Units.

Part 4.           Distributions.

(a)           Rate. Holders of Designated Preferred Units shall receive, on each of the Designated Preferred Units but only out of the Company’s EBITDA, adjusted for other non-cash items, for the period from and after February 1, 2012, subject to the approval of a majority of the Membership Interests entitled to vote (as such term is used in the Operating Agreement), non-cumulative cash distributions with respect to each Distribution Period (as defined below) at a rate per annum equal to the Applicable Distribution Rate on the Liquidation Amount of the Designated Preferred Units. Such distributions shall begin to accrue from the Original Issue Date and shall be payable semi-annually in arrears on each Distribution Payment Date, commencing with the first such Distribution Payment Date to occur at least 20 calendar days after the Original Issue Date. In the event that any Distribution Payment Date would otherwise fall on a day that is not a Business Day, the distribution due on that date will be postponed to the next day that is a Business Day and no additional distributions will accrue as a result of any such postponement. The period from and including any Distribution Payment Date to, but excluding, the next Distribution Payment Date is a “Distribution Period”, provided that the initial Distribution Period shall be the period from and including the Original Issue Date to, but excluding, the next Distribution Payment Date.

Distributions that are payable on Designated Preferred Units in respect of any Distribution Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of distributions payable on Designated Preferred Units on any date prior to the end of a Distribution Period, and for the initial Distribution Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

Distributions that are payable on Designated Preferred Units on any Distribution Payment Date will be payable to holders of record of Designated Preferred Units as they appear on the register of the Company on the applicable record date, which shall be the 15th calendar day immediately preceding such Distribution Payment Date or such other record date fixed therefor that is not more than 60 nor less than 10 days prior to such Distribution Payment Date (each, a “Distribution Record Date”). Any such day that is a Distribution Record Date shall be a Distribution Record Date whether or not such day is a Business Day.

Holders of Designated Preferred Units shall not be entitled to any distributions, whether payable in cash, securities or other property, other than distributions (if any) payable on Designated Preferred Units as specified in this Part 4 (subject to the other provisions of the Board Resolutions).

(b)           Priority of Distributions. So long as any of the Designated Preferred Units remains outstanding, no distribution shall be declared or paid on the Common Units (other than distributions payable solely in Common Units), and no Common Units shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by the Company or any of its subsidiaries unless all distributions for the latest completed Distribution Period on all Designated Preferred Units have been or are contemporaneously paid in full (or a sum sufficient for the payment thereof has been set aside for the benefit of the holders of the Designated Preferred Units on the applicable record date). The foregoing limitation shall not apply to redemptions, purchases or other acquisitions of Common Units in connection with the administration of any employment contract or arrangement or any employee benefit plan in the ordinary course of business.

When distributions are not paid (or a sum sufficient for payment thereof set aside for the benefit of the holders thereof on the applicable record date) on any Distribution Payment Date in full on Designated Preferred Units, all distributions on Designated Preferred Units payable on such Distribution Payment Date shall be pro rata.

Subject to the foregoing and not otherwise (except that the foregoing shall not be applicable in the case of distributions in accordance with past practices in respect of Common Units for taxes imposed on the holders of Common Units as a result of the inclusion of the Company’s taxable income in the tax returns of the holders of Common Units), such distributions (payable in cash, securities or other property) as may be approved by a majority of the Membership Interests entitled to vote (in accordance with the Operating Agreement) may be paid in respect of any securities, including Common Units, from time to time out of any funds legally available for such payment, and holders of Designated Preferred Units shall not be entitled to participate in any such distributions.

Part 5.           Liquidation Rights.

(a)           Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of Designated Preferred Units shall be entitled to receive for each of the Designated Preferred Units, out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to unitholders of the Company, subject to the rights of any creditors of the Company, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Units, payment in full in an amount equal to the sum of (i) the Liquidation Amount and (ii) the amount of any distributions in respect of the then-current Distribution Period to the date of payment (such amounts collectively, the “Liquidation Preference”).

(b)           Partial Payment. If in any distribution described in Part 5(a) above the assets of the Company or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding Designated Preferred Units, holders of Designated Preferred Units shall share ratably in any such distribution.

(c)           Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Designated Preferred Units, the holders of other units of the Company shall be entitled to receive all remaining assets of the Company (or proceeds thereof) according to their respective rights and preferences.

(d)           Merger, Consolidation or Sale of Assets; Change in Control. For purposes of this Part 5, the merger or consolidation of the Company with any other corporation or other entity in which the holders of Common Units receive cash, securities or other property, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Company, or any transaction after which the current holder of the Company’s Common B Units shall not continue to hold Common Units possessing a majority of the total combined voting power of all Common Units, shall constitute a liquidation, dissolution or winding up of the Company.

Part 6.           Redemption.

(a)           No Sinking Fund. The Designated Preferred Units will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Designated Preferred Units will have no right to require redemption or repurchase of any units of Designated Preferred Units.

(b)           Optional Redemption.  The Company, at its option, may redeem, in whole at any time or in part from time to time, the Designated Preferred Units at the time outstanding, upon notice given as provided in Part 6(c) below, at a redemption price equal to the Liquidation Amount thereof, together (except as otherwise provided hereinbelow) with an amount equal to any distributions that have been declared but not paid prior to the redemption date (but with no amount in respect of any distributions that have not been declared prior to such date).  The redemption price for any Designated Preferred Units shall be payable on the redemption date to the holder(s) of such Designated Preferred Units against surrender of the certificate(s) evidencing such Designated Preferred Units to the Company or its agent.  Any declared but unpaid distributions payable on a redemption date that occurs subsequent to the Distribution Record Date for a Distribution Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Distribution Record Date relating to the Distribution Payment Date as provided in Part 4 above.

(c)           Notice of Redemption.  Notice of every redemption of Designated Preferred Units shall be given by first class mail, postage prepaid, addressed to the holders of record of the Designated Preferred Units to be redeemed at their respective last addresses appearing on the books of the Company.  Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption.  Any notice mailed as provided in this Part 6(c) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of Designated Preferred Units designated for redemption shall not affect the validity of the proceedings for the redemption of any other Designated Preferred Units.  Each such notice given to a holder shall state: (1) the redemption date; (2) the number of Designated Preferred Units to be redeemed and, if less than all the Designated Preferred Units held by such holder are to be redeemed, the number of such Designated Preferred Units to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such Designated Preferred Units are to be surrendered for payment of the redemption price.

(d)           Partial Redemption.  In case of any redemption of only part of the Designated Preferred Units at the time outstanding, the Designated Preferred Units to be redeemed shall be selected either pro rata or in such other manner as the Company may determine to be fair and equitable.  Subject to the provisions hereof, the Company shall have full power and authority to prescribe the terms and conditions upon which Designated Preferred Units shall be redeemed from time to time.  If fewer than all the Designated Preferred Units represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

(e)           Effectiveness of Redemption.  If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Company, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the Designated Preferred Units called for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date distributions shall cease to accrue on all Designated Preferred Units so called for redemption, all Designated Preferred Units so called for redemption shall no longer be deemed outstanding and all rights with respect to such Designated Preferred Units shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest.  Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Company, after which time the holders of the Designated Preferred Units so called for redemption shall look only to the Company for payment of the redemption price of such Designated Preferred Units.

Part 7.           Conversion. Holders of Designated Preferred Units shall have no right to exchange or convert such units into any other securities.

Part 8.           Voting Rights.

(a)           General. The holders of Designated Preferred Units shall not have any voting rights except as set forth below.

(b)           Amendment of Designated Preferred Units. So long as any Designated Preferred Units are outstanding, the vote or consent of the holders of at least a majority of the Designated Preferred Units at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating any amendment, alteration or repeal of any provision of the Board Resolutions for the Designated Preferred Units or the Operating Agreement so as to adversely affect the rights, preferences, privileges or voting powers of the Designated Preferred Units.

(c)           Certain Voting Matters. Whether the vote or consent of the holders of a plurality, majority or other portion of the Designated Preferred Units has been cast or given on any matter on which the holders of Designated Preferred Units are entitled to vote shall be determined by the Company by reference to the Liquidation Amount of the units voted or covered by the consent as if the Company were liquidated on the record date for such vote or consent, if any, or, in the absence of a record date, on the date for such vote or consent.

Part 9.           Record Holders.  To the fullest extent permitted by applicable law, the Company may deem and treat the record holder of any Designated Preferred Units as the true and lawful owner thereof for all purposes, and the Company shall not be affected by any notice to the contrary.

Part 10.        Notices.  All notices or communications in respect of Designated Preferred Units shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in the Board Resolutions, in the Operating Agreement or by applicable law.

Part 11.        No Preemptive Rights. None of the Designated Preferred Units shall have any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Part 12.        Replacement Certificates. The Company shall replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the Company. The Company shall replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to the Company of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by the Company.

Part 13.        Transfers. The Designated Preferred Units shall be transferrable in accordance with and subject to the provisions of Section 7.1 of the Operating Agreement.

Part 14.        Other Rights. The Designated Preferred Units shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Operating Agreement or as provided by applicable law.